UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Inspire Pharmaceuticals, Inc.

(Name of Subject Company)

Inspire Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share, and the

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

457733103

(CUSIP Number of Class of Securities)

Joseph M. Spagnardi

Senior Vice President, General Counsel and Secretary

Inspire Pharmaceuticals, Inc.

8081 Arco Corporate Drive, Suite 400

Raleigh, NC 27617

(919) 941-9777

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Russell L. Leaf

Adam M. Turteltaub

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto are the following communications:

•	Exhibit A- Form of Letter to certain doctors from Inspire Pharmaceuticals, Inc.